Exhibit to Accompany
Item 77J
Form N-SAR

The Primary Funds, Inc.
( the "Fund")


According to the provisions of Statement of Position 93 - 2 (SOP 93 - 2) "Determination, Disclosure and Financial Statement Presentation of Income, Capital Gain and Return of Capital Distributions by Investment
Companies," the Fund is required to report the accumulated net investment income (loss) and accumulated net capital gain (loss) accounts to approximate amounts available for future distributions on a tax basis (or to offset future realized capital gains).

Accordingly, at June 30, 2000 reclassifications were recorded from net realized gains to increase undistributed net investment income by $149 in the Primary Trend Fund.

These reclassifications have no impact on the net asset value of the Fund and are designed to present the Fund's capital accounts on a tax basis.